Volcon, Inc.

3121 Eagles Nest, Suite 120

Round Rock, TX 78665

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volcon, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-274800

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Volcon, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on November 15, 2023, or as soon thereafter as possible on such date.

We request that we be notified of such effectiveness by a telephone call to Cavas Pavri at (202) 724-6847 of ArentFox Schiff LLP, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

Volcon, Inc.

By: /s/ Greg Endo

Name: Greg Endo

Title: Chief Financial Officer

cc: Cavas Pavri, ArentFox Schiff LLP